EXHIBIT 1



      CONTACTS:  Bob Stone                    Paul G. Kahn
                 The Dilenschneider Group     SafeCard Services
                 212-922-0900(o)              207-761-7107
                 914-591-5534(h)

                 Tom Frankland                John R. Birk
                 SSI/Investor Relations       Wright Express
                 207-773-8171                 207-761-7108
                 (ask for conference room)


      FOR IMMEDIATE RELEASE:
      ---------------------

                     SAFECARD TO ACQUIRE WRIGHT EXPRESS
                   LEADER IN ENHANCED INFORMATION SERVICE
                   TO OIL COMPANIES AND COMMERCIAL FLEETS
                   --------------------------------------

      PORTLAND, ME, July 25, 1994 -- SafeCard Services, Inc. (NYSE:SSI) and Wright Express Corporation of South Portland, ME, jointly announced today that they had signed a definitive merger agreement by which SafeCard will acquire Wright Express Corporation, a leading provider of enhanced information services to oil companies and commercial transportation fleets in the United States, for $35.5 million in cash.

      The transaction, which is expected to be completed in mid-September 1994, is subject to customary conditions including Wright Express stockholder and regulatory approvals. SafeCard also signed an option agreement with certain holders of Wright Express stock, granting SafeCard an option to purchase shares representing a majority of Wright Express stock and an irrevocable proxy to vote those shares in favor of the acquisition.

      Paul G. Kahn, chairman and chief executive officer of SafeCard, and a member of the Wright Express board of directors, said, "Wright Express' business is exciting and successful. The acquisition not only expands SafeCard's relationships with current and new major oil company clients, it also adds to SafeCard's product offerings. As a value-added information services enterprise with a history of recurring revenues and a high rate of growth in both operating cash flow and revenues, Wright Express enhances our ability to achieve SafeCard's strategic and financial objectives."

      Kahn also said Wright Express will be a separate operating subsidiary of SafeCard and that John R. Birk, who will remain as president and chief executive officer of Wright Express, will report to him.

      Wright Express offers and supports the nation's most widely accepted electronic universal fleet charge card. The card is now accepted at almost 80,000 fueling and service center locations throughout the United States, including Mobil, Texaco, Exxon and Getty. The card provides its users with convenience, security and cost control through proprietary "Vehicle Analysis Reports," which enable fleet customers of Wright Express to more effectively monitor and control fleet and service expenses. The Company also creates and manages private label fleet charge card programs for many of the nation's leading petroleum companies as well as co-branded fleet fueling cards for many of the top commercial vehicle leasing companies in the United States.
Wright Express' various fleet card programs are used by almost 40,000 fleet customers including BellSouth, Rollins/Orkin, DHL, Airborne Express, Terminix and Federal Express. Wright Express was recently featured in Forbes magazine, and in 1993 was included in the "Inc. 500" list of the fastest growing privately held companies in America.

      Over the last four years, Wright Express' revenues have grown at a compound annual growth rate in excess of 40%, to $11.2 million in 1993, with operating cash flow increasing to $2.2 million in 1993. Based on the number of new contracts awarded to Wright Express, management expects this growth in both revenues and operating cash flow to continue into 1995. The earnings per share impact on SafeCard of this acquisition is expected to be nominally positive in 1995 and steadily growing thereafter.

      "We are extremely pleased to become a part of SafeCard Services," said Wright Express president Birk. "We expect that SafeCard's vision, expertise and resources will help us to continue providing the most advanced integrated information services to our commercial fleet and petroleum marketer customers in the United States, and to expand our product and geographical market consistent with SafeCard's overall strategic objectives. We also believe the transaction will further accelerate our growth rate and help maintain our leadership position in the fleet fueling industry."

      Founded in 1969, SafeCard Services, Inc. provides various consumer products and services and is the world's largest provider of credit card protection services. SafeCard serves approximately 14 million consumers in cooperation with over 150 credit card issuers throughout the United States.

                            ###


SPECIAL NOTE TO MEDIA:  PAUL G. KAHN IS AVAILABLE FOR MEDIA
INTERVIEWS AT 207-761-7107 TODAY - JUNE 25 - UNTIL 3:00 P.M. AT
904-273-3000 ON TUESDAY AND THEREAFTER.

SPECIAL NOTE TO ANALYSTS:  TOM FRANKLAND IS AVAILABLE TO TAKE
ANALYST CALLS AT 207-773-8171 (ASK FOR CONFERENCE ROOM) TODAY -
JULY 25 - UNTIL 5:00 P.M. AT 904-273-3000 ON TUESDAY AND
THEREAFTER.

SPECIAL NOTE TO TRADE PRESS:  JOHN R. BIRK, PRESIDENT OF WRIGHT
EXPRESS, IS AVAILABLE FOR MEDIA INTERVIEWS AT 207-761-7108.